FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For August 15, 2005

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: August 15, 2005

By: /s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

                                                                                                                                                      2500, 101 – 6th Avenue SW

                                                                                                                                                                 Calgary, AB T2P 3P4

                                                                                                                                                               Phone (403) 264-6161

                                                                                                                                                                   Fax (403) 266-3069

Gentry Announces First Half Financial Results;

Drilling Programs Achieve 96% Success Rate

Calgary, Alberta, August 15, 2005 - Gentry Resources Ltd. ("Gentry" or the “Company”) is pleased to announce financial and operating results for the three and six months ended June 30, 2005.

FINANCIAL HIGHLIGHTS

  Gentry’s gross revenue for the six months ended June 30, 2005 was $24,815,537, an increase of 71% from the $14,504,040 in the comparative period of 2004. For the three months ended June 30, 2005, gross revenue was $12,832,031, 73% higher than the $7,438,031 recorded a year ago.

  Cash flow for the first half of 2005 was $12,375,956 ($0.32 per share), 91% higher than the $6,485,213 ($0.22 per share) recorded in the first half of 2004.  The second quarter cash flow figure for 2005 was $6,596,820 ($0.17 per share), up 98% from the $3,330,499 ($0.11 per share) recorded in the second quarter of 2004.

  The Company’s net income for the six months ended June 30, 2005 increased 75% to $3,129,684 ($0.08 per share) versus $1,785,633 ($0.06 per share) recorded in the first six months of 2004. For the three-month periods, net income was $1,843,241 ($0.05 per share) in the second quarter of 2005 versus $1,128,020 ($0.04 per share) in the second quarter of 2004.

  Gentry’s capital program for the six-month period ended June 30, 2005 was $24,238,104 versus $9,074,866 in the comparative period. For the most recent quarter, Gentry recorded $10,301,748 in capital expenditures.

  The June 30, 2005 net debt of $31,720,038 is equivalent to 1.2 years of annualized second quarter cash flow.

OPERATIONAL HIGHLIGHTS

  The Company achieved a 100% success rate on its second quarter 14-well drilling program (11.4 net). For the six months ended June 30, 2005, the Company achieved a 96% success rate (96% net) from 28 wells drilled (20.9 net).

  Average daily production for the first half of 2005 increased by 55% to 3,054 boe/d from the 1,971 boe/d recorded in the corresponding period in 2004. Second quarter production was 3,047 boe/d compared to 1,919 boe/d recorded in 2004.

  Natural gas production for the first six months of the year averaged 10,699 mcf/d, while crude oil and natural gas liquids were 1,271 bbls/d. Production numbers for the second quarter were 10,512 mcf/d and 1,295 bbls/d.

  The Company is currently producing approximately 3,700 boe/d.  With eleven wells scheduled for tie-in, future battery capacity to be added and further drilling programs, the Company views a 2005 exit rate in the range of 4600 – 4800 boe/d as readily attainable.

  Gentry is pleased to announce that a Princess area Gas Plant was licensed in July with the necessary regulatory, industry and affected party approvals.  The Plant is scheduled to be operational December 2005.

	Three months ended June 30			Six months ended June 30
	2005	2004	change	2005	2004	change
Financial
Revenue	$12,832,031	$7,438,031	73%	$24,815,537	$14,504,040	71%
Cash Flow	6,596,820	3,330,499	98%	12,375,956	6,485,213	91%
Per share – basic	0.17	0.11	55%	0.32	0.22	45%
Per share – diluted	0.16	0.10	60%	0.31	0.21	48%
Net Income	1,843,241	1,128,020	63%	3,129,684	1,785,633	75%
Per share – basic	0.05	0.04	25%	0.08	0.06	33%
Per share – diluted	0.05	0.04	25%	0.08	0.06	33%
Net Capital Expenditures	10,301,748	6,064,195	70%	24,238,104	9,074,866	167%
Net Debt	31,720,038	4,440,396	614%	31,720,038	4,440,396	614%

Shares Outstanding, weighted average	38,774,907	30,319,716	28%	38,694,755	28,860,144	34%
Shares Outstanding, diluted	40,424,207	31,743,685	27%	40,417,705	30,314,636	33%
Production
Oil & Liquids (bbls/d)	1,295	808	60%	1,271	839	51%
Gas (mcf/d)	10,512	6,663	58%	10,699	6,791	58%
Barrels of Oil Equivalent	3,047	1,919	59%	3,054	1,971	55%
Average Prices
Oil & Liquids (per barrel)	$47.30	$42.49	11%	$46.85	$40.72	15%
Gas (per mcf)	7.59	7.11	7%	7.25	6.70	8%
Barrel of Oil Equivalent	$46.27	$42.60	9%	$44.89	$40.43	11%
Operating Netbacks
Oil & Liquids (per barrel)	$24.21	$24.06	1%	$25.35	$21.94	16%
Gas (per mcf)	5.21	4.25	23%	4.67	4.19	11%
Oil Equivalent (per boe)	$28.26	$24.94	13%	$26.92	$23.79	13%

Cash Flow (per boe)	$23.79	$19.08	25%	$22.39	$18.07	24%
Net Income (per boe)	$6.65	$6.47	3%	$5.66	$4.96	14%

 Note: Barrels of oil equivalent (boe) have been calculated by converting gas to boe at a ratio of 6:1.

PRESIDENT’S MESSAGE TO SHAREHOLDERS

During the second quarter of 2005, Gentry remained focused on its activities in its main core areas of Princess and Sedalia, and continued a number of capital projects initiated in the first quarter.

In April and May, the Company drilled a total of 14 wells in the Princess and Sedalia areas. Due to an extended break-up, combined with severe rain late in the spring, virtually all of Gentry’s exploration and operations in these two areas were severely restricted.  Gentry’s planned field operations, specifically pipelining, completions, tie-ins, facility construction and drilling, were suspended on June 2nd due to unprecedented rainfall. Even the transportation of oil from our batteries to oil terminals was significantly impaired by wet conditions and washed out roads.  Complete field operations were not fully restored in the Princess area until July 12th, when the derrick had been raised on the drilling rig that had been moved to location on June 2nd.

While Gentry’s production averaged 3,047 boe/d in the second quarter, current production is approximately 3,700 boe/d. Significant production additions will be realized in September, at which time the additional fluid handling facilities being installed at the Company’s West Tide Lake (Princess core area) battery should be fully operational and the new wells drilled since March will be tied in and on production. The bulk of the Company’s near term production growth, resulting from the recent drilling program, will come from the West Tide Lake area of Princess.

OPERATIONS REVIEW

During the second quarter, the Company operated 100% of its 14 well (11.4 net) drilling program, yielding seven oil wells (6.5 net), five gas wells (3.3 net) and one injection well (1.0 net), with one well (0.6 net) suspended pending additional completion work.

The Princess area dominated the Company’s drilling activity where ten wells were drilled.  Seven were completed as oil wells, two were completed as gas wells and one well was suspended awaiting completion as an injection well. Four wells were drilled at Sedalia, resulting in three gas wells and one suspended well awaiting completion and testing.

Of note, none of these wells were tied-in due to the excessively wet weather in the latter half of the second quarter. Field operations commenced again in mid-July and it is expected that all these wells will be tied in and contributing to the Company’s production by early September. Drilling success on a year-to-date basis shows a total of 28 wells (20.9 net) were drilled, resulting in eight oil wells (7.2 net), 13 gas wells (9.0 net), one abandoned well (0.7 net), one injection well (1.0 net) and five suspended wells (3.0 net) for a success rate of 96% (96% net).

Princess

Gentry’s Princess core area is divided into several sub-areas. Future activities will be concentrated over the two key sub-areas, Tilley and West Tide Lake, and will lever off the new sour gas plant expected to be operational in December, 2005.

Tilley

Current net production from the Tilley field is approximately 825 boe/d, with a further 250 boe/d behind pipe. During the quarter, Gentry applied to convert two additional wells to water injection wells.  The Company also finished a direct tie-in of its associated gas to a midstream system. This tie-in bypasses a third-party operated battery, which provides a significant reduction of associated operating costs and reduces exposure to downtime associated with the third-party facility.  The Company anticipates drilling several more wells over the coming months in the Tilley field.

The large oil battery at Tilley was operational throughout the second quarter, and enables Gentry to handle up to 10,000 barrels of fluid per day.  Upon the two water injection applications being approved, salt water disposal limitations at the battery will be arrested, thereby allowing for full optimization of the field in the coming months.

West Tide Lake

Production from West Tide Lake Pekisko oil pools was approximately 500 boe/d prior to the second quarter.  As this is the most capital intensive project at Gentry, it was the project to suffer the most from the extended spring breakup and wet conditions. Equipment deliveries, drilling, completion, and pipelining were delayed by five weeks. Production, when the equipment is up and running from this facility, is expected to be approximately 900 to 1200 boe/d net to Gentry.  Ten wells (8.1 net) wells have been drilled in this area since March, resulting in six oil wells (5.6 net), three gas wells (2.0 net) and one (0.5 net) suspended wells. Two of the three gas wells are on restricted production and capable of 1 mmcf/d and 2 mmcf/d. The addition of sour gas processing facilities servicing these areas will provide for future drilling of Pekisko and deeper gas targets. Four to six more wells are planned for West Tide Lake prior to year end.

Princess Area Sour Gas Plant

Gentry has been working towards getting additional sour gas processing capacity constructed in the Princess area for over three years, so is pleased to announce that a plant was licensed in July with the necessary regulatory, industry and affected party approvals.  The Plant is scheduled to be operational December 2005.

This will be the second sour gas processing plant in the Princess area and will alleviate bottlenecks that have curtailed our sour production.

The new plant will be connected to the existing Bantry plant by a series of pipelines and will provide sour processing down the spine of Gentry’s operations in the Princess core area. There are several immediate gains for Gentry once the plant is operational, key among these is Gentry’s ability to produce more sour gas from its existing Nisku (an additional 2 mmcf/d) and Pekisko pools (an additional 2 mmcf/d), which have been held back due to the third party Bantry sour plant running at full capacity. Secondly, the Company will now have the processing capacity to allow the drilling of more sour gas wells. Other immediate advantages are expected to occur on the operating side which should result in a significant cost saving due to, among other things, a projected decrease in pipeline operating pressures. Significantly, the Company expects that this new plant will process gas currently going to the Bantry plant, thereby creating capacity at this plant. The Bantry plant is key to future exploration and lies in the middle of the Company’s large, under explored (gross 177 sections, net 120 sections) land block in the southern end of the Company’s Princess core area. As mentioned in prior public statements, the Company expects to ramp up exploration activities in this Bantry block in 2006; consequently, the timing of any gas discovered in the Bantry block should coincide with the opening of spare capacity at the Bantry gas plant.

Sedalia

The Company drilled three gas wells (1.8 net) in the Sedalia area in the second quarter and one well (0.6 net) is suspended pending further completion work.  The Company continues to focus on areas where it can develop its own infrastructure within the 120 sections of land controlled by the Company.  To this end, Gentry, late in the second quarter, acquired a seven square mile 3D seismic survey that has resulted in six firm locations and several contingent locations.  Gentry’s currently producing wells coupled with success from some of these locations will provide a node for infrastructure development.

Gentry’s production during the quarter was steady at approximately 400 to 500 boe/d.  As in other areas the Company operates, Sedalia experienced rain delays during this quarter as well, which has also affected the anticipated third party plant expansions servicing Gentry’s gas.

Outlook

The Company will continue with its aggressive drilling program for the remainder of the year.  The Company has invested heavily in capital projects in the Princess core area over the past six months and is focused over the next two months on getting the equipment running at capacity and completing the backlog of tie-in projects that resulted from the rain delays.

In addition to its operated areas, the Company will be participating in a projected 20-well program in the Provost area, targeting upper Cretaceous gas.  This program targets regional sand that extends over most of the ninety-one sections that the gas unit occupies.  This resource play, in which Gentry holds a 27.3% interest in, will garner more exploration attention from Gentry over the next several quarters where the Company is developing its own oil and gas plays on lands beyond the unit.

Gentry is on track to carry out the most aggressive drilling program in its history this year, with targets primarily located in the three core area of Princess/Tide Lake, Sedalia and Whitecourt. In 2004, Gentry, as Operator, drilled a total of 36 oil and gas wells.  This year, the Company has already drilled 36 wells. Gentry fully expects to be solidly beyond the 4000 boe/d by the end of the third quarter; in previous guidance, the Company stated that it anticipates exiting the third quarter at production rates of 4600 to 4800 boe/d.  As a result of weather delays, we anticipate reaching these production targets in the fourth quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2005 and the audited consolidated financial statements and MD&A for the year ended December 31, 2004.

Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas has been converted at a ratio of six thousand cubic feet of natural gas to one boe.  This ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent economic equivalence at the wellhead or point of sale.  Boe figures may be misleading, particularly if used in isolation.

Included in the MD&A are references to financial measures commonly used in the oil and gas industry such as cash flow and cash flow per share. These measures have no standardized meaning, are not defined by Canadian generally accepted accounting principles (“GAAP”), and accordingly are referred to as non-GAAP measures. Cash flow and cash flow per share are used by the Company to assess operating results between years and between peer companies. Gentry’s reported amounts may not be comparable to similarly titled measures reported by other companies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing, and financing activities or net income as determined by Canadian GAAP as an indicator of the Company’s performance or liquidity.

Certain disclosure in this MD&A contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Gentry at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.  Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources.

This MD&A has been prepared as of August 10, 2005.

Revenue, Production and Pricing

Gross production revenue increased 71% to $24.82 million in the first half of 2005 from $14.50 million recorded in the first half of last year. The 58% increase in natural gas volumes boosted revenue by $4.69 million, while the increase in oil and liquids production added $3.15 million to revenue.  Changes in pricing also had a positive effect on revenue.  Higher gas prices added $1.07 million, while the price bump in oil contributed $1.41 million.

When comparing the quarterly figures, gross production revenue was $12.83 million for the three months ended June 30, 2005 versus $7.44 million a year ago.  Again, increased gas volumes were the biggest component of the change, increasing revenue by $2.49 million, while higher crude oil and liquids production increased production revenue by $1.88 million.  Commodity prices also helped revenues in the current quarter, with higher gas prices increasing revenue by $459 thousand and higher oil prices increasing revenue by $567 thousand.

	Three months ended			Six months ended
	Jun 30/05	Jun 30/04	Change	Jun 30/05	Jun 30/04	Change
Oil and Liquids
Revenue ($000’s)	5,575 5	3,125 5	78% %	10,775 5	6,219 9	73% %
Volumes (bbls/d)	1,295 5	808 8	60% %	1,271 1	839 9	51% %
Pricing ($/bbl)	47.30 0	42.49 9	11% %	46.85 5	40.72 2	15% %
Natural Gas
Revenue ($000’s)	7,257 7	4,313 3	68% %	14,040 0	8,285 5	69% %
Volumes (mcf/d)	10,512 2	6,663 3	58% %	10,699 9	6,791 1	58% %
Pricing ($/mcf)	7.59 9	7.11 1	7%	7.25 5	6.70 0	8% %
Oil Equivalent
Revenue ($000’s)	12,832 2	7,438 8	73% %	24,815 5	14,504 4	71% %
Volumes (boe/d)	3,047 7	1,919 9	59% %	3,054 4	1,971 1	55% %
Pricing ($/boe)	46.27 7	42.60 0	9% %	44.89 9	40.43 3	11% %

Royalties

Gentry’s royalties, net of the Alberta Royalty Tax Credit (ARTC), for the six months ended June 30, 2005 increased 68% to $4.68 million from $2.78 million in the comparative period.  This increase is in line with the 71% bump in total revenue.  As a percentage of production, oil and liquids royalties were 22.0% in the first half of 2005 versus 18.6% a year ago. Gas royalties were 16.5% versus 19.6% in the comparative period.  On a boe basis, the percentages were 18.9% in 2005 and 19.2% in 2004.

For the three months ended June 30, 2005 Gentry’s royalties, net of ARTC, were $2.22 million compared to $1.49 million for the three months ended June 30, 2004.  On a boe basis, royalties for the most recent quarter were 17.3% versus 20.0% in the comparative period.

Production Expenses

Along with the Company’s increased production volumes, gross production expenses also increased. Expenses were $5.25 million versus $3.19 million.  On a unit basis, costs increased to $9.50/boe from $8.88/boe a year earlier.

On a quarterly basis, production expenses were $2.78 million for the three months ended June 30, 2005 compared to $1.59 million a year earlier.  These figures equate to $10.02/boe and $9.13/boe respectively.

While cost reductions were achieved at Princess as a result of the construction of an oil battery in the first quarter and the purchase of a second battery in the second quarter, they could not offset the increased gathering and processing fees at Sedalia and Red Willow.  The Company is also experiencing higher costs at its non-operated properties in Saskatchewan.

General and Administrative Expenses

Gentry’s general and administrative expenses were $1.45 million in the first half of 2005 compared to $1.41 million in the first half of 2004. On a barrel of oil equivalent basis, general and administrative expenses were $2.63/boe versus $3.92/boe in the comparative period.

For the three months ended June 30, 2005, general and administrative expenses were $799 thousand compared to $723 thousand in the second quarter of 2004. On a unit measurement basis, costs were $2.88/boe and $4.14/boe respectively.  Going forward, Gentry expects small increases to its gross administrative expenditures, but the per unit figures should fall as additional production comes onstream.

Interest Expense

Gentry’s interest expense was $686 thousand in the first six months of 2005 versus $201 thousand in the first six months of 2004. This increase reflects the increased utilization of the Company’s credit facilities as well as the effective period interest on the $8.08 million Princess acquisition, which was effective November 1, 2004 but did not close until late in the first quarter.

Quarterly figures for interest expense were $326 thousand for the most recent quarter and $79 thousand for the quarter ended June 30, 2004.  The low comparative figure reflects the application to debt of the proceeds from the $12.5 million equity financing in May, 2004.

Depletion and Depreciation

Depletion and depreciation charges for the first half of this year totaled $7.30 million up from the $3.85 million a year ago.  These charges are expected to increase as the Company increases its asset base through its capital programs.  On a barrel of oil equivalent basis, costs increased to $13.20/boe compared to $10.73/boe the previous year.

For the three month period ended June 30, 2005 the charge for depletion and depreciation was $3.76 million compared to $1.67 million a year ago. This computes to $13.55/boe and $9.56/boe respectively.  The 2004 figure reflects greater proved reserve additions at Princess and Sedalia in the second quarter.

Income Taxes

Gentry was liable for $367 thousand in current taxes for the first six months of 2005 versus $444 thousand in the comparative period of 2004.  Future taxes increased to $1.61 million from $719 thousand in the comparative period.

For the quarter ended June 30, 2005, current and future taxes were $114 thousand and $888 thousand respectively.  This compares with $222 thousand and $465 thousand for the quarter ended June 30, 2004.

At the start of the second quarter, Gentry amalgamated with its wholly owned subsidiary, Gentry Resources (Saskatchewan) Ltd, allowing certain tax pools to be more efficiently applied against the Company’s consolidated income.

Cash Flow and Earnings

January through June 2005 cash flow from operations rose 91% to $12.38 million from $6.49 million in the comparative period.  This amounts to $0.32 per share ($0.31 diluted) in 2005, a significant increase from the $0.22 per share ($0.21 diluted) recorded during the first half of 2004.

April through June 2005 cash flow was $6.60 million versus $3.33 million a year ago.  The per share numbers are $0.17 ($0.16 diluted) in 2005 and $0.11 ($0.10 diluted) in 2004.

Greater net production revenues enabled the Company to achieve these dollar increases, while a relatively smaller increase to the number of common shares outstanding benefited the per share numbers.

Net income was $3.13 million in the first half of 2005 compared to $1.79 million in the first half of 2004.  The per share numbers were $0.08 ($0.08 diluted) in 2005 versus $0.06 ($0.06 diluted) in 2004. While cash flow increased $5.89 million, greater depletion and depreciation charges and future taxes softened its impact on net income.

For the second quarter of 2005, net income was $1.84 million or $0.05 per share ($0.05 diluted). This compares to $1.13 million or $0.04 per share ($0.04 diluted) from the second quarter 2004. Again, the increased cash flow was somewhat mitigated, as expected, by the increases in both depletion and future taxes.

Netbacks

	Three months ended		Six months ended
($/boe)	Jun 30/05	Jun 30/04	Jun 30/05	Jun 30/04
Selling Price	46.27	42.60	44.89	40.43
Royalties (net of ARTC)	(7.99)	(8.53)	(8.47)	(7.76)
Operating Costs	(10.02)	(9.13)	(9.50)	(8.88)
Operating Netbacks	28.26	24.94	26.92	23.79
Administration	(2.88)	(4.14)	(2.63)	(3.92)
Interest	(1.18)	(0.45)	(1.24)	(0.56)
Current Taxes	(0.41)	(1.27)	(0.66)	(1.24)
Cash Flow	23.79	19.08	22.39	18.07

Capital Expenditures

Net capital expenditures increased 167% to $24.24 million from the $9.07 million incurred in the comparative six-month period.  Capital expenditures for the second quarter of 2005 were $10.30 million, versus the $6.06 million incurred in the second quarter of 2004.

	Three months ended		Six months ended
($000’s)	Jun 30/05	Jun 30/04	Jun 30/05	Jun 30/04
Drilling and completions	4,378.9	2,339.2	7,784.5	3,671.7
Facilities and equipping	4,697.9	1,315.8	6,350.2	1,721.5
Land and seismic	956.2	2,124.6	1,863.6	3,083.4
Acquisitions, net	(32.7)	-	7,647.8	(120.0)
Capitalized expenses	299.1	235.7	573.9	532.5
Other	2.4	48.9	18.1	185.8
	10,301.7	6,064.2	24,238.1	9,074.9

The above figures include the $8 million acquisition of additional interests at Princess in the first quarter of 2005 as well as an active drilling and facilities program, primarily at Princess, throughout the year.

Liquidity and Capital Resources

Gentry began 2005 with 38,471,234 common shares outstanding.  During the first two quarters, the Company has issued 378,667 common shares pursuant to the exercise of stock options ($0.93 per share); 19,645 shares pursuant to the Employee Share Ownership Plan ($4.19 per share); and repurchased 106,900 shares ($4.27 per share) pursuant to the Company’s normal course issuer bid.  As a result of these changes, Gentry ended the first half of the year with 38,762,646 common shares issued and outstanding.

As of the date of this MD&A, Gentry has 38,765,589 common shares outstanding.  A further 2,711,333 shares are reserved for issuance pursuant to outstanding stock option agreements.

Largely as a result of Gentry’s intensive capital program, the Company’s net debt increased to $31.72 million on June 30, 2005 from $19.73 million at the start of the year.  Gentry’s credit limit currently stands at $40 million.

Selected Quarterly Information

The following table summarizes selected production and financial information from the past eight quarters:

Selected Quarterly Information

($000s, except volumes	2005		2004				2003
and per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

PRODUCTION
bbls/d	1,295	1,246	960	808	808	870	958	857
mcf/d	10,512	10,889	8,869	7,753	6,663	6,919	6,865	5,713
boe/d	3,047	3,061	2,439	2,100	1,919	2,023	2,103	1,810

FINANCIAL
Total revenue	$ 12,832	$ 11,984	$ 9,193	$ 8,020	$ 7,438	$ 7,066	$ 6,696	$ 5,867
Cash flow	6,597	5,779	3,029	3,871	3,330	3,155	2,470	2,742
per share - basic	0.17	0.15	0.09	0.11	0.11	0.12	0.09	0.11
per share - diluted	0.16	0.14	0.08	0.11	0.10	0.11	0.09	0.11
Net income	1,843	1,286	501	1,115	1,128	658	303	617
per share - basic	0.05	0.03	0.01	0.03	0.04	0.02	0.01	0.03
per share - diluted	0.05	0.03	0.01	0.03	0.04	0.02	0.01	0.02

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of Gentry Resources Ltd. for the three and six months ended June 30, 2005, have been prepared by management and approved by the Board of Directors of the Corporation.  These statements have not been reviewed by Gentry’s external auditors.

August 12, 2005.

On behalf of Gentry Resources Ltd

(Signed) “Hugh G. Ross”

(signed) “Ketan Panchmatia”

Hugh G. Ross

Ketan Panchmatia

President and Chief Executive Officer

Vice President, Finance and Chief Financial Officer

GENTRY RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2005 and DECEMBER 31, 2004

ASSETS

	June 30,	December 31,
	2005	2004
	(unaudited)	(audited)
CURRENT
Cash and cash equivalents	$ 8,667	$ 68,287
Accounts receivable	16,187,108	12,808,282
Prepaid expenses	585,020	1,294,988

	16,780,795	14,171,557

INVESTMENTS	1,707,458	1,707,458

PROPERTY AND EQUIPMENT	96,898,406	79,635,253

	$ 115,386,659	$ 95,514,268

LIABILITIES & SHAREHOLDERS' EQUITY

CURRENT
	Accounts payable and accrued liabilities	$ 12,900,968	$ 16,629,997
	Income taxes payable	379,865	50,066
	Bank debt	35,220,000	17,220,000

		48,500,833	33,900,063

ASSET RETIREMENT OBLIGATIONS		2,928,644	2,671,657

FUTURE INCOME TAXES		8,713,510	7,100,776

		60,142,987	43,672,496

SHARE CAPITAL		42,829,356	42,474,623
CONTRIBUTED SURPLUS		574,810	318,765
RETAINED EARNINGS		11,839,506	9,048,384

		55,243,672	51,841,772

		$ 115,386,659	$ 95,514,268

See accompanying notes.

Director:	(signed) "George Hawes"

Director:	(signed) "A. Bruce Macdonald"

GENTRY RESOURCES LTD.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDING JUNE 30
(unaudited)

		Three months ending June 30,		Six months ending June 30,
		2005	2004	2005	2004
REVENUE
Production		$ 12,832,031	$ 7,438,031	$ 24,815,537	$ 14,504,040
Less: royalties, net of Alberta Royalty Tax Credit		(2,216,114)	(1,490,106)	(4,682,506)	(2,782,059)

		10,615,917	5,947,925	20,133,031	11,721,981
EXPENSES
Depletion & depreciation		3,758,689	1,669,155	7,298,651	3,847,478
Production		2,779,410	1,594,174	5,252,677	3,185,183
General & administrative		799,418	722,778	1,451,838	1,406,423
Interest		326,027	78,527	685,967	200,801
Stock-based compensation		107,333	68,143	334,889	133,465

		7,770,877	4,132,777	15,024,022	8,773,350

INCOME FROM OPERATIONS		2,845,040	1,815,148	5,109,009	2,948,631

INCOME TAXES
Current		114,242	221,947	366,593	444,361
Future		887,557	465,181	1,612,732	718,637

		1,001,799	687,128	1,979,325	1,162,998

NET INCOME		1,843,241	1,128,020	3,129,684	1,785,633

Retained earnings, beginning of period		10,266,531	6,682,780	9,048,384	6,063,324

Less:	excess of cost of shares acquired over stated value	(270,266)	(25,039)	(338,562)	(63,196)

Retained earnings, end of period		$ 11,839,506	$ 7,785,761	$ 11,839,506	$ 7,785,761

NET INCOME PER SHARE

Basic		$ 0.05	$ 0.04	$ 0.08	$ 0.06

Diluted	$ 0.05	$ 0.04	$ 0.08	$ 0.06

See accompanying notes.

GENTRY RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDING JUNE 30
(unaudited)

	Three months ending June 30,		Six months ending June 30,
	2005	2004	2005	2004
OPERATING ACTIVITIES
Net income	$ 1,843,241	$ 1,128,020	$ 3,129,684	$ 1,785,633
Add (deduct) items not requiring cash
Depletion & depreciation	3,758,689	1,669,155	7,298,651	3,847,478
Stock-based compensation	107,333	68,143	334,889	133,465
Future income taxes	887,557	465,181	1,612,732	718,637

	6,596,820	3,330,499	12,375,956	6,485,213
Changes in non-cash working capital items	(2,937,948)	(118,638)	(4,941,456)	974,899
Asset retirement costs	(34,031)	(14,372)	(66,725)	(30,801)

	3,624,841	3,197,489	7,367,775	7,429,311
INVESTING ACTIVITIES
Acquisition of capital assets, net	(10,301,748)	(6,064,195)	(24,238,104)	(9,074,866)
Acquisition of investments	-	(163,400)	-	(163,400)
Changes in non-cash working capital items	3,174,037	697,942	(1,115,654)	(1,835,250)

	(7,127,711)	(5,529,653)	(25,353,758)	(11,073,516)
FINANCING ACTIVITIES
Proceeds from (repayments on) bank debt, net	3,820,000	(9,500,666)	18,000,000	(8,256,540)
Redemption of share capital	(366,197)	(107,744)	(456,597)	(268,723)
Proceeds on issuance of share capital, net	39,062	11,934,007	393,924	12,055,416
Changes in non-cash working capital items	(2,107)	22,539	(10,964)	1,104

	3,490,758	2,348,136	17,926,363	3,531,257

INCREASE (DECREASE) IN CASH	(12,112)	15,972	(59,620)	(112,948)

CASH, BEGINNING OF PERIOD	20,779	65,199	68,287	194,119

CASH, END OF PERIOD	$ 8,667	$ 81,171	$ 8,667	$ 81,171

See accompanying notes.

NOTES TO THE JUNE 30, 2005 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.

ACCOUNTING POLICIES

The interim consolidated financial statements of Gentry Resources Ltd. (“Gentry” or the “Company”) have been prepared in accordance with generally accepted accounting principals in Canada which were the same accounting policies and methods of computation as the consolidated financial statements as at December 31, 2004.  The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements.  The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2004.

2.

BANK DEBT

The Company has an uncommitted demand revolving credit facility to a maximum of $40,000,000.  The facility is available to the Company by way of prime rate based loans, bankers acceptances and letters of credit.  Interest is payable monthly at the bank’s prime lending rate. The facility is secured by a general assignment of book debts, a $50,000,000 demand debenture with a floating charge over all assets with a Negative Pledge and Undertaking to provide fixed charges upon request.  The credit facility is subject to review on a semi-annual basis.

3.

SHARE CAPITAL

Gentry’s authorized share capital consists of an unlimited number of voting common shares and an unlimited number of non-voting preferred shares. No preferred shares have been issued.

Share Capital

Issued

Voting Common Shares	Number of
	Shares	Stated Value

Balance - December 31, 2004	38,471,234	$ 42,474,623
Exercise of stock options	378,667	390,482
Employee share ownership plan	19,645	82,287
Normal course issuer bid purchases	(106,900)	(118,036)

Balance - June 30, 2005	38,762,646	$ 42,829,356

Reserved for Issuance

Stock Options	Number of	Weighted Avg.
	Options	Exercise Price

Balance - December 31, 2004	2,995,000	$ 1.49
Granted	150,000	$ 4.15
Exercised	(378,667)	$ 0.93
Cancelled	(55,000)	$ 2.30

Balance - June 30, 2005	2,711,333	$ 1.70

Exercisable - June 30, 2005	1,649,112	$ 1.27

4.   STOCK-BASED COMPENSATION EXPENSE

The fair value of stock options granted during 2005 was estimated on the dates of grant using the Black-Scholes option pricing model with the following assumptions:

  Risk free interest rate of 3.39% to 3.48%

  Expected life of options of 3.5 to 4.5 years

  Expected volatility of 69.99% to 70.69%

  Expected dividend rate of 0%

  Fair value per option granted of $2.13 to $2.31

5.   COMPARATIVE FINANCIAL STATEMENTS

Certain figures in the comparative financial statements have been reclassified to be consistent with presentation in the current period.

                                        Corporate Information

directors

Hugh G. Ross

President & Chief Executive Officer

Gentry Resources Ltd.

Calgary, Alberta

Michael Halvorson

President

Halcorp Capital Ltd.

Edmonton, Alberta

A. Bruce Macdonald

President

Stoneyfell Investments Ltd.

Calgary, Alberta

George T. Hawes

President

G. T. Hawes & Co., Inc.

Plandome, New York

Walter O’Donoghue

Counsel

Bennett Jones LLP

Calgary, Alberta

officers & management

Hugh G. Ross

President & C.E.O.

Ketan Panchmatia

Vice-President, Finance & C.F.O.

R. Gordon McKay

Chief Operating Officer

Larry Buzan

Vice-President, Land & Negotiations

Robert Poole

Vice-President, Operations

George Magarian

Vice-President, Exploration

solicitors

Blake Cassels & Graydon LLP

Calgary, Alberta

Toronto, Ontario

auditors

Collins Barrow Calgary LLP

Chartered Accountants

Calgary, Alberta

bankers

Toronto Dominion Bank

Oil & Gas Group

Calgary, Alberta

registrar & transfer agent

Computershare Trust Company

Calgary, Alberta

Toronto, Ontario

stock exchange

TSX

Trading Symbol:  GNY

head office

Suite 2500

101 – 6th Avenue SW

Calgary, Alberta  T2P 3P4

Telephone:  (403) 264-6161

Fax:  (403) 266-3069

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com